

Mail Stop 3561

August 25, 2016

Liew Kok Hong
President, Chief Executive Officer and Chief Financial Officer
Umatrin Holding Limited
315 Madison Avenue
3rd Floor PMB #3050
New York, NY 10017

> **Re:** **Umatrin Holding Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 15, 2016**
> **File No. 333-211289**

Dear Mr. Liew Kok Hong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Where prior comments are referenced, they refer to our letter dated June 1, 2016.

Use of Proceeds, page 13

1.   We note your response to comment 10. Given that both Umatrin Holding Limited and U Matrin Worldwide Sdn. Bhd. had net cash used in operating activities during 2015, please explain to us in greater detail how you will fund the expected costs of being a public company with cash generated from your operations.

Dilution, page 14

2.   We note your revisions in response to comment 3 and have the following comments:

- Please remove the column labeled "Minimum Offering" as there is no minimum number of shares that must be sold in your offering.

- Please note that the amount of dilution per share to new investors should be calculated as the offering price of $0.02 minus the net tangible book value per share after the offering of $0.0092, or a dilution per share of $0.0108. Please revise the disclosed dilution per share and the dilution as a percentage of the purchase price.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company's Results of Operations for the Three Months Ended March 31, 2016 Compared with Three Months Ended March 31, 2015, page 18

3.   Please refer to the table presenting your results for the three months ended March 31, 2016 and 2015 at the top of page 18. You appear to have combined your selling, general and administrative expenses and your interest expense into a single line that is incorrectly titled "selling, general and administrative expenses." Please revise your table to separately quantify interest expense so that the amounts presented in this table agree to your financial statements.

4.   Please revise your narrative analysis of sales for the interim period to provide a more detailed explanation of the decline in sales during the three months ended March 31, 2016. In doing so, please discuss the change in your product mix in more detail and explain how that affected your revenue. We note that your explanation for the increase in profit margin indicates that you are selling new products in 2016 such as those within the AKERO series. Also disclose whether the volume of goods sold has declined and whether the average sales price for your goods has declined. Additionally, please disclose a breakdown of your revenue sources similar to the table disclosed at the top of page 19 and, to the extent your revenue sources experienced different rates of decline, provide management's insight into why this occurred.

Umatrin's Results of Operations for the Fiscal Year Ended December 31, 2015 Compared to Fiscal Year Ended December 31, 2014, page 18

5.   We note your revisions in response to comment 12 and disclosure pertaining to your sources of revenue. We further note that 82% of your total sales in fiscal year 2015 were derived from customers and dealers. Please further enhance your disclosure to more specifically address how the company earns revenue from customers and dealers.

Gross profit and gross margin, page 19

6.   We reissue comment 14 in part. In an appropriate location, please clearly disclose the types of costs that you classify as cost of sales, including if applicable inventory costs, warehousing costs, any shipping costs incurred to receive your inventory from suppliers and any shipping costs incurred to deliver your products to your customers. If any of

these costs are with related parties, such as your inventory costs, please clearly disclose this fact.

Description of Business

Main Business Activities, page 25

7.   We note your response to comment 18 and your disclosure regarding www.ebiders.com. However, the nature of your trading system business remains unclear. Please revise to clearly describe the "technology and services" the company provides to consumers and merchants and whether and how the foregoing activities generate revenue for the company. Additionally, enhance your disclosure to clearly state whether www.ebiders.com is a company-owned site or third party site and describe more clearly the nature of the company's "collaboration."

Directors, Executive Officers, Promoters and Control Persons

Directors and Executive Officers, page 34

8.   Your revised disclosure does not provide all of the information requested by comment 22. Accordingly, we reissue comment 22 in its entirety and ask that you revise to disclose the required biographical information required for each of your executive officers and directors. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 40

9.   Please revise to identify the director who owns JS Health & Beauty Sdn. Bhd, and describe how Creative Iconic Sdn. Bhd. is related to Patricia Low and Ms. Low's position with your company.

U Matrin Worldwide Sdn. Bhd. Financial Statements for the Fiscal Year Ended December 31, 2015

Note 2. Significant Accounting Policies

Inventories, page F-43

10.   We note your response to comment 25. Tell us in detail how management was able to quantify the value of its inventory as of December 31, 2014. Also tell us the value that management determined for its inventory as of that date. Additionally, revise your inventories footnote to disclose these items to your investors.

        You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products